SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
For the month of: June 2024
Commission File Number: 001-38705

ALITHYA GROUP INC.
(Translation of Registrant’s name into English)

1100, Robert-Bourassa Boulevard, Suite 400
Montréal, Québec, Canada H3B 3A5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F    ☐                Form 40-F    ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALITHYA GROUP INC.

/s/ Nathalie Forcier
Name: Nathalie Forcier
Title: Chief Legal Officer and Corporate Secretary
Date: June 13, 2024

EXHIBIT INDEX

99.1	Second Amended and Restated Credit Agreement dated December 22, 2023